July 26, 2016
CORRESPONDENCE FILING VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:     Larry Spirgel, Assistant Director
    Joseph Cascarano, Senior Staff Accountant
Ivette Leon, Assistant Chief Accountant
Paul Fischer, Senior Attorney
Re:    Sprint Corporation
    Form 10-K for Fiscal Year Ended March 31, 2016
    Filed May 17, 2016
    File No. 001-04721
Ladies and Gentlemen:
Sprint Corporation, a Delaware corporation (the “Company” or “we,” “us” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 12, 2016, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2016, filed on May 17, 2016 (the “Form 10-K”).
Below are the Company’s responses. For the convenience of the Staff, the Company has repeated each of the Staff’s comments before the corresponding response.
Form 10-K for Fiscal Year Ended March 31, 2016
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26

1.
We note how important your network is to your future success. Although we note your reference to your “deep spectrum position to deploy” your 4G LTE Plus Network, it appears that you must invest substantially in upgrading your existing spectrum capacity to preserve network quality, especially as compared to your primary competitors. Discuss management’s reasons to skip the current broadcast spectrum incentive auction, and whether it plans to acquire future spectrum through leasing rather than acquisitions.

United States Securities and Exchange Commission
Division of Corporation Finance
July 26, 2016

Response:
On September 26, 2015, we publicly announced that we would not participate in the 600 MHz incentive auction. We do, however, continue to increase coverage and capacity by densifying and optimizing our existing network. In addition, we recognize that 5G, which is the direction all the carriers are headed, requires a dense network and high-bandwidth spectrum in order to meet the demand for higher data rates per person across a given geographic location. Densification, which includes increasing the number of small cells and antennas, is intended to enhance coverage and capacity across the network. We expect the densification efforts to cost significantly less than our historical macro cell site builds (i.e. adding traditional cell towers). We are also deploying new technologies, such as carrier aggregation, that unlock the potential of our strong 2.5 GHz spectrum position, which is the most effective means of transmitting data, an ever increasing demand from wireless service customers. Carrier aggregation allows us to move more data at faster speeds over the same spectrum. Additionally, our introduction of tri-band devices, which support each of our spectrum bands, allows us to manage and operate our network more efficiently and at a lower cost. We have continued to see positive results from these infrastructure upgrades in key U.S. markets, as third party surveys increasingly show.

Today, the 2.5 GHz spectrum band carries the highest percentage of Sprint’s LTE data traffic and we have significant additional capacity to grow the use of our 2.5 GHz spectrum holdings into the future. As illustrated in the attached appendix, Sprint is well-positioned for 5G with spectrum holdings of more than 160 MHz of 2.5 GHz spectrum in the top 100 markets in the United States, giving Sprint more 5G-capable spectrum than any other carrier. We anticipate that our deep spectrum holdings in high-band 2.5 GHz spectrum will be very valuable and critical for 5G deployments.

In addition, we are regularly looking for, and taking, opportunities to improve our spectrum holdings on a market-by-market basis.  We are currently at various stages of FCC proceedings where we have recently filed applications to swap spectrum with each of the other major carriers. We have also recently acquired spectrum from another market participant through an asset acquisition.

Overall, this approach builds the foundation for deployment of 5G wireless technology in the future, while continuing to enhance the customer experience by adding data capacity, increasing the wireless data speeds available to our customers, and improving network coverage for both voice and data services. We believe that our substantial spectrum holdings are sufficient to allow us to continue to provide consistent network reliability, capacity, and speed as well as to provide current and future customers a highly competitive wireless experience.

Liquidity and Capital Resources, page 49
Credit Facilities, page 54
Bank Credit Facility, page 54

United States Securities and Exchange Commission
Division of Corporation Finance
July 26, 2016

2.
We note that you have included the Credit Agreement with JP Morgan Chase Bank as Exhibit 10.1 to your Form 10-K, incorporating by reference to Form 8-K filed on March 5, 2013. It appears that the agreement filed at that time was incomplete, omitting the following schedules and exhibits:

Schedule 2.01    - Commitments
Schedule 3.06    - Disclosed Matters
Schedule 3.12    - Subsidiaries
Schedule 6.01    - Existing Indebtedness
Schedule 6.02    - Existing Liens
Exhibit A - Form of Assignment and Assumption
Exhibit B - Form of Joinder Agreement
Exhibit C - Form of Subordination Agreement
Exhibit D - Form of Foreign Lender Exemption Statement
Please advise or revise to include this agreement in its entirety.
Response:
We will re-file the credit agreement in its entirety, with all exhibits and schedules thereto, as an exhibit to our next periodic report.
Export Development Canada (EDC) agreement, page 54

3.
We note your description of certain of the material terms of this agreement within your Liquidity section, but are unable to determine where you have filed it as an exhibit to your Form 10-K, pursuant to Item 601(b)(10) of Regulation S-K. Please advise.

Response:
We respectfully advise the Staff that we do not believe that the above-referenced contract is material, in either size or significance, to the Company and therefore is not required to be filed as a material contract under Item 601(b)(10) of Regulation S-K.

Secured equipment credit facilities, page 54
Eksportkreditnamnden (EKN), page 54
Finnvera plc (Finnvera), page 54
K-sure, page 54
Delcredere/Ducroire (D/D), page 55

4.
We note the descriptions of certain of the material terms of these several agreements within your Liquidity section, but are unable to determine where you have filed these agreements as exhibits to your Form 10-K pursuant to Item 601(b)(10) of Regulation S-K. Please advise.

United States Securities and Exchange Commission
Division of Corporation Finance
July 26, 2016

Response:
We respectfully advise the Staff that we do not believe that the above-referenced contracts are material, in either size or significance, to the Company and therefore are not required to be filed as material contracts under Item 601(b)(10) of Regulation S-K.
Notes to Financial Statements
Note 19. Subsequent Events, page F-67

5.
Addressing ASC 840-40, tell us in detail why you afforded a different accounting treatment for the Handset Sale-Leaseback Tranche 1 transaction disclosed in Note 4 and for the Tranche 2 transaction disclosed in this note.

Response:
An important distinction between the two tranches that contributed to the different accounting models was that Handset Sale-Leaseback Tranche 2 primarily includes devices from our iPhone Forever Program, whereas these devices were excluded from Handset Sales-Leaseback Tranche 1. The iPhone Forever Program, provides our leasing customers the ability to upgrade their device, subject to certain conditions, upon Apple’s release of a next generation device. To address the introduction of the upgrade feature into the deal structure, among other factors, numerous contractual terms from Handset Sale-Leaseback Tranche 1 were modified to provide additional protections to Mobile Leasing Solutions, LLC (MLS), which shifted the risks of ownership in the devices away from MLS to Sprint.

Under both tranches, the proceeds received by Sprint from MLS equaled the net present value of (a) the remaining customer lease payments under the related customer leases plus (b) the estimated residual value of the devices at the expected sale dates (i.e. the device disposal dates).

The terms of Handset Sale-Leaseback Tranche 2 require Sprint to make monthly device lease rental payments that compensate MLS not only for the amounts advanced to us for the remaining customer lease payments under the related customer leases, but also the estimated residual value of the devices on the expected sale dates.  As a result, Sprint bears all risk of loss for the devices if a customer does not return the device or returns a device that does not satisfy certain device return conditions. Additionally, MLS is not exposed to declines in the residual value of the devices. Sprint is essentially assuring the recovery of MLS’s investment and therefore MLS is not exposed to the risks of ownership of the device. Accordingly, we concluded that the transaction should be accounted for as a financing.

Under Handset Sale-Leaseback Tranche 1, the leaseback payments that Sprint is required to make to MLS do not cover the full residual value of the device. Therefore, MLS is exposed to the risks of ownership for non-returned and damaged devices as well as to declines in the residual values of the devices. While Sprint retains risks of ownership in the property, it does not retain all of the risks as it does in Handset Sale-Leaseback Tranche 2. As a result of considering 840-40-55-22 through 24, we concluded that 840-40-25-2 (sale-leaseback transactions) should be

United States Securities and Exchange Commission
Division of Corporation Finance
July 26, 2016

applied and we recorded the sale, removed the devices from our balance sheet, and classified the leaseback as an operating lease in accordance with paragraph 840-10-25-43.

In future filings we plan to disclose the differences in the contractual terms between the two tranches that contributed to the differences in the accounting treatment.

Form 8-K dated May 3, 2016
Exhibits 99.1 and 99.2

6.
Your presentation of adjusted EBITDA and operating income in the header of your Earnings Release and Quarterly Investor Update is inconsistent with Questions 102.10 and 103.02 of the updated Compliance and Disclosure Interpretations on Non- GAAP Financial Measures issued on May 17, 2016. Please consider the above-mentioned guidance in their entirety when preparing the disclosures to be included in your next Earnings Release and Quarterly Investor Update.

Response:
We respectfully acknowledge the Staff’s comment and have revised our presentation of adjusted EBITDA and operating income in our recent Earnings Release and Quarterly Investor Update Form 8-K dated July 25, 2016 and will continue to do so in the future.
*    *    *
In connection with the above response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding these matters, please do not hesitate to contact Paul W. Schieber, Jr. or John J. Mutrie, Jr. at (913) 794-3400 and (913) 439-4607, respectively. Thank you for your attention to this matter.

United States Securities and Exchange Commission
Division of Corporation Finance
July 26, 2016

Very truly yours,

/s/ Paul W. Schieber, Jr.
Paul W. Schieber, Jr.
Vice President and Controller
(Principal Accounting Officer)

/s/ John J. Mutrie, Jr.
John J. Mutrie, Jr.
Vice President and Assistant Controller